UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 15 January 2016
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
Incorporated in the Republic of South Africa)
Registration Number 1968/004880/06)
JSE, NYSE, DIFX Share Code: GFI
ISIN: ZAE000018123
"Gold Fields" or “the Company”)

APPOINTMENT TO THE BOARD OF DIRECTORS
In terms of paragraph 3.59 (a) of the Listing Requirements of the JSE
Limited, Gold Fields is pleased to announce the appointment of Mr Steven
Reid as an independent non-executive director to the Board of directors of
Gold Fields Limited (the "Board") with effect from 1 February 2016.
Mr. Reid has served as a director of Silver Standard Resources Inc since
January 2013 and a director of Eldorado Gold Corporation since May 2013.
He has over 35 years of international business experience, including senior leadership roles in numerous countries. He held the position of
Chief Operating Officer of Goldcorp Inc. ("Goldcorp") from January 2007 until his retirement in September, 2012. He also served Goldcorp as
Executive Vice President, Canada and USA. Prior to joining Goldcorp, Mr.
Reid spent 13 years at Placer Dome Inc. in numerous corporate, mine management and operating roles, including Country Manager for Canadian operations. Mr. Reid has also held leadership positions at Kingsgate
Consolidated and Newcrest Mining Limited, where he was responsible for running operations throughout Asia and Australia.
Mr. Reid holds a Bachelor of Science degree in Mineral Engineering from the South Australian Institute of Technology and a Trium Global Executive
MBA.

The Board looks forward to welcoming Mr Reid to the Gold Fields Limited
Board and believes that his experience and contribution will add value to the Board’s insights into the international mining industry trends and markets.
15 January 2016
Sponsor
JP Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 15 January 2016
By:
/s/ Nicholas J. Holland
Name:
Nicholas J. Holland
Title:
Chief Executive Officer